Exhibit 99.1

6190 Agronomy Road, Suite 405 Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

Cardiome Closes C$30 Million Primary and Secondary Common Share Offering

Vancouver, Canada, March 11, 2014 – Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) (“Cardiome” or the “Company”) and CarCor Investment Holdings LLC (“CarCor”), the shareholder from which Cardiome purchased Correvio LLC, are pleased to announce the closing of their previously announced bought deal prospectus offering of 1,500,000 common shares from treasury of the Company for gross proceeds of C$15 million (the “Primary Offering”) and 1,500,000 common shares in a secondary offering from CarCor for gross proceeds of C$15 million (the “Secondary Offering”), both at C$10.00 per common share, for a combined offering of C$30 million (collectively, the “Offering”).

The Company and CarCor have granted the Underwriters an over-allotment option to purchase, pro rata from each of Cardiome and CarCor, up to an additional 15% of the Offering (representing an aggregate of up to 450,000 common shares) on the same terms and conditions, exercisable in whole or in part at any time for a period of 30 days following closing of the Offering.

Cardiome currently intends to use the net proceeds of the Primary Offering for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESSTM and AGGRASTATTM in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of Cardiome’s business objectives. Cardiome will not receive any proceeds from the Secondary Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of Cardiome in the United States or to, or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The common shares described in this press release have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state and may not be offered, sold or delivered in the United States or to, or for the account or benefit of U.S. persons, absent an exemption from registration.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTATTM (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM).

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements in this news release include statements regarding the intended use of proceeds from the Primary Offering. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; not receiving the regulatory approvals, including the further approvals that may be sought from securities regulatory authorities, on the timelines required or at all, that the prevailing market price of our securities may make sales under the prospectus supplement unattractive to Cardiome as well as those factors discussed in or referred to under the heading “Risk Factors” in Cardiome’s Annual Report on Form 20-F for the year ended December 31, 2012 which is available under Cardiome’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

Cardiome Investor Relations (604) 676-6993 or Toll Free: 1-800-330-9928

Email:

ir@cardiome.com